EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Three Months Ended June 30, 2009	For the Six Months Ended June 30, 2009

Earnings from continuing operations before income taxes	$1,219	$2,207

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(23)	(40)
Dividends from less than 50% owned affiliates	8	40
Fixed charges	364	697
Interest capitalized, net of amortization	–	(1)

Earnings available for fixed charges	$1,568	$2,903

Fixed charges:
Interest incurred:
Interest expense	$321	$610
Capitalized interest	1	3

	322	613
Portion of rent expense deemed to represent interest factor	42	84

Fixed charges	$364	$697

Ratio of earnings to fixed charges	4.3	4.2